Exhibit 99.1

Constellium Reports Full-Year and Fourth Quarter 2015 Financial Results

Amsterdam, March 15, 2016 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the full year and fourth quarter ended December 31, 2015. These results include the acquisition of Wise Metals, which closed on January 5, 2015.

•	2015 Shipments of 1.5 million metric tons, up 39% from 1.1 million in 2014

•	2015 Revenue of €5.2 billion, up 41% from €3.7 billion in 2014

•	2015 Adjusted EBITDA of €343 million, up 25% from €275 million in 2014

•	Improved year-end leverage to below 5x and liquidity to €733 million from the prior quarter, including €145 million from the revolving credit facility

•	2015 Diluted EPS of (€5.27) reflecting substantial impairment charges

•	Expanding joint venture with UACJ to establish a leadership position in the growing North American Body-in-White market, reducing expected capital investment from $620 million to approximately $340 million

•	Plan to launch a secured corporate bond offering of approximately $400 million

•	CEO to retire in 2016

Constellium’s Adjusted EBITDA for 2015 was €343 million, an increase of €68 million, or 25%, from the 2014 Adjusted EBITDA, driven by the acquisition of Wise Metals, record performance in the Automotive Structures and Industry (AS&I) segment, and recovery in the Aerospace and Transportation (A&T) segment. Our results in Packaging and Automotive Rolled Products (P&ARP) were driven by the acquisition of Wise Metals, which contributed €68 million in Adjusted EBITDA in 2015. Adjusted EBITDA in 2015 also included a favorable year-over-year effect from metal premiums of €15 million and a foreign exchange effect of €14 million offset by higher costs in Holdings and Corporate as compared with 2014.

Adjusted EBITDA per metric ton for 2015 was €232, a decrease of 10% from 2014, reflecting a higher proportion of packaging in our product mix as a result of the Wise Metals acquisition.

Revenues for 2015 were €5.2 billion, which represented an increase of 41% from 2014 resulting primarily from the integration of the Muscle Shoals facility. On a like-for-like basis (excluding the impact of movements in London Metal Exchange metal prices, premiums, currency exchange rates, and the acquisition of Wise Metals), revenues increased by 4% when compared to 2014. Shipments in 2015 were 1,478k metric tons, up 39% from 2014, driven mainly by the integration of Wise Metals.

In the fourth quarter of 2015, Adjusted EBITDA was €76 million, an increase of 48% from €51 million in Q4 2014 as a result of the inclusion of Muscle Shoals. Adjusted EBITDA per metric ton for the fourth quarter 2015 was €224, an increase from €207 in Q4 2014 and driven mainly by the A&T segment. Revenues were €1,122 million in the fourth quarter of 2015, an increase of 20% from €936 million in the same period of 2014. In the fourth quarter of 2015, shipments were 337k metric tons, a 36% growth from the Q4 2014 shipments.

Commenting on 2015 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “2015 showed marked improvement in our performance, particularly in our A&T and AS&I segments. We also completed the Wise acquisition, and after a challenging start it is now fully integrated into our P&ARP segment. We expect to launch a secured corporate bond offering to provide ample liquidity as a prudent move to allow us to safely carry forward the implementation of our strategy. All in all, reflecting on our efforts, I believe Constellium is on a firm footing with newly invested capacity and well positioned to capitalize on the opportunities in our industry, particularly in Body-in-White, aerospace and automotive extruded products.”

In addition, Pierre Vareille announced, “I have informed the Board of my desire to retire during the course of 2016, and the Company is working to ensure a smooth transition, which may occur this summer. At the Board’s request, I have agreed to remain in my current role until my successor is appointed, and to thereafter become an advisor to the Board to facilitate the transition. The Company is in discussions with a particular candidate, but no agreement has been finalized at this time. The Company currently expects to provide an update on the transition plan by early May 2016.”

y	Our North American Body-in-White Strategy

Commenting on Constellium’s Body-in-White strategy, Pierre Vareille, Constellium’s Chief Executive Officer said “We are committed to our North American Body-in-White strategy which we believe we are well placed to execute. Although this is an investment with a medium term horizon we are confident that it offers the opportunity to provide a good return to shareholders. However these essential early steps in implementing our Body-in-White strategy have stretched our financial and operational resources. With the proposed broader joint venture agreement with our partner UACJ, our strategy is intact but with reduced financial risk. We are very excited about joining our efforts to serve this most promising market.”

On March 10, 2016, Constellium announced a planned expansion of its existing joint venture with UACJ. This strategic move establishes the joint venture as a leading player in the BiW North American market, which continues to grow at a fast pace. It includes cost sharing on the two previously announced finishing lines and reduces Constellium’s total North American BiW investment from $620 million to approximately $340 million over the next five years. As a result, the total consolidated capital expenditures for the group are expected to be approximately €350 million in 2016, a reduction from our previous estimate of €400 million.

y	Asset Impairment

Constellium recorded a total €457 million impairment charge in 2015, reflecting primarily a €400 million impairment charge against the carrying value of the Wise Metals asset. This charge, which has no impact on cash flows, reflects management’s view of the future expected performance at Muscle Shoals in light of the challenges for the can business as previously disclosed. The total charges also includes a €49 million impairment in 2015 related to our Valais facility in Switzerland, for which the assets are now fully impaired.

y	Quarter Highlights and Recent Developments

In November 2015, Constellium announced that it will construct a new manufacturing facility in Bartow County, Georgia in response to the acceleration of the demand for its automotive structure products in North America. This project represents a $20 million investment by Constellium and an additional $12 million investment by the developer of the site, for a total project value of $32 million. The construction of the plant will begin in 2016, with a start of production anticipated in 2017.

The transfer of the wide roof coils activity from Muscle Shoals was executed successfully in January 2016. This is expected to have a negative impact to the Adjusted EBITDA of P&ARP on an annual basis of approximately $7 million, fully compensated by a positive impact of a comparable amount to the Adjusted EBITDA of A&T.

y	Outlook

We expect continued growth in our aerospace and automotive markets. The packaging market is strong in Europe, but will remain flat to slightly lower than 2015 in North America. In 2016, we will also start ramping up significant new capacity in our Body-in-White projects (Bowling Green, Kentucky and Neuf-Brisach, France), in our AS&I segment (Van Buren, Michigan, and Decin, Czech Republic) and in our facility in Ravenswood, West Virginia.

y	Group Summary

	Q4 2015	Q4 2014	Var.	FY 2015	FY 2014	Var.
Shipments (k metric tons)	337	247	36%	1,478	1,062	39%
Revenues (€ millions)	1,122	936	20%	5,153	3,666	41%
Adjusted EBITDA (€ millions)	76	51	48%	343	275	25%
Adjusted EBITDA per metric ton (€)	224	207	9%	232	259	(10%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures and the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

y	Results by Segment

y	Packaging & Automotive Rolled Products (P&ARP)

	Q4 2015	Q4 2014	Var.	FY 2015	FY 2014	Var.
Shipments (k metric tons)	239	142	67%	1,035	620	67%
Revenues (€ millions)	576	402	43%	2,748	1,576	74%
Adjusted EBITDA (€ millions)	37	22	58%	183	118	55%
Adjusted EBITDA per metric ton (€)	150	159	(6%)	176	190	(7%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures

For 2015, Adjusted EBITDA for the P&ARP segment was €183 million reflecting a 55% growth over 2014, primarily attributable to the acquisition of Wise Metals. Revenues increased by 74%, primarily due to the increased volumes from the integration of Wise Metals despite lower metal prices. The decrease in Adjusted EBITDA per metric ton was primarily due to a higher proportion of packaging sales as a result of the integration of Muscle Shoals and partially offset by an increase in shipments of 16% in automotive rolled products compared to prior year.

In the fourth quarter of 2015, the P&ARP segment grew Adjusted EBITDA by 58% to €37 million. Adjusted EBITDA per metric ton of €150 for P&ARP decreased by 6% over the same period in the prior year. The increase in shipments reflects solid growth in automotive rolled products and the integration of Muscle Shoals. Automotive rolled products volumes increased by 21% in the fourth quarter of 2015 compared to the same period in 2014.

The P&ARP investments in Body-in-White finishing projects are proceeding according to schedule in both Neuf-Brisach, France and Bowling Green, Kentucky. Both finishing lines are expected to begin pre-qualification production in the middle of 2016 as planned and ramp-up in 2017.

y	Aerospace & Transportation (A&T)

	Q4 2015	Q4 2014	Var.	FY 2015	FY 2014	Var.
Shipments (k metric tons)	50	55	(8%)	231	238	(3%)
Revenues (€ millions)	310	305	2%	1,355	1,197	13%
Adjusted EBITDA (€ millions)	26	18	55%	103	91	14%
Adjusted EBITDA per metric ton (€)	509	303	68%	445	380	17%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures

For 2015, Adjusted EBITDA in the A&T segment was €103 million, an increase of 14% over 2014. These results include a year-over-year positive impact of €5 million from lower premiums and €18 million from foreign exchange compared to the prior year. Adjusted EBITDA per ton increased by 17% to €445 for the year compared to 2014. Revenues for this segment grew by 13% in 2015 while shipments of aerospace rolled products increased by 8% and transportation and other rolled products shipments fell by 11% for the year.

In the fourth quarter 2015, the A&T segment grew to €26 million in Adjusted EBITDA, a 55% increase from Q4 2014. These results include a quarter-over-quarter positive impact of €5 million from lower premiums and unfavorable foreign exchange impact of €2 million compared to the fourth quarter 2014. Revenues for the fourth quarter of 2015 were flat when compared to the prior year. Shipments were 50k metric tons and represent a decrease of 8% as a result of lower transportation and industry volumes partially offset by an increase in aerospace rolled products shipments. Adjusted EBITDA per ton grew to €509 for the fourth quarter 2015, a 68% increase from the same period in the prior year reflecting a higher proportion of aerospace rolled products volumes in our total sales for this segment.

y	Automotive Structures & Industry (AS&I)

	Q4 2015	Q4 2014	Var.	FY 2015	FY 2014	Var.
Shipments (k metric tons)	48	51	(7%)	212	208	2%
Revenues (€ millions)	240	235	2%	1,047	921	14%
Adjusted EBITDA (€ millions)	18	16	14%	80	73	11%
Adjusted EBITDA per metric ton (€)	396	323	23%	380	351	8%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures

For 2015, Adjusted EBITDA in the AS&I segment reached €80 million, an 11% increase from 2014, and Adjusted EBITDA per ton for 2015 grew 8% to €380 from 2014, resulting primarily from the growing demand in automotive extruded product shipments and a year-over-year favorable impact of €4 million from metal premiums compared to 2014. Revenues for 2015 grew by 14% due to an 8% increase in automotive extruded product shipments in 2015 while overall shipments increased by 2%.

The AS&I segment achieved Adjusted EBITDA of €18 million in the fourth quarter of 2015, representing an improvement of 14% from the fourth quarter 2014. Adjusted EBITA per ton increased 23% to €396 due to automotive extruded products. Shipments fell 7% to 48k metric tons in the fourth quarter while revenues grew slightly by 2%.

y	Net income

Net income in 2015 was a net loss of €552 million compared with net income of €54 million in 2014. The change over the prior year was primarily attributable to impairment charges, higher depreciation, significant one-time charges, higher finance costs, and unfavorable metal price lag, partially offset by higher Adjusted EBITDA, lower unrealized losses on derivative instruments, and a €32 million income tax benefit recognized in 2015.

The increase in depreciation was primarily attributable to an additional €61 million of depreciation related to the Muscle Shoals assets, which were acquired in January 2015. Significant one-time charges in 2015 included a €457 million asset impairment substantially related to Muscle Shoals and our Valais facility in Switzerland, €22 million of metal premium losses at Muscle Shoals, and €16 million in hedging policy and purchase accounting adjustments related to Muscle Shoals. Significant one-time charges in 2014 included €34 million of acquisition costs related to Wise Metals.

The increase in finance costs was mainly attributable to a €117 million increase in interest expense on borrowings, driven by a full year of interest expense related to our Senior Notes issued in May and December 2014 and interest expense on borrowings at Muscle Shoals. The year-over-year change in the effect of metal price lag on net income was €61 million (changed from a favorable impact in 2014 to an unfavorable impact in 2015), driven by lower aluminium prices. The decrease in unrealized losses was driven by a €31 million decrease in losses on foreign exchange related derivative instruments, as a result of lower currency exchange rate volatility in 2015 compared to 2014.

y	Earnings per share

For the fiscal year ended December 31, 2015, the fully diluted earnings per share was a negative €5.27 versus a positive €0.48 per share for the same period in 2014. Fully diluted earnings per share is based on a weighted average number of ordinary shares of approximately 105 million for the years ended December 31, 2015 and 2014.

y	Cash flow and liquidity

Adjusted free cash flow was a positive €160 million for the full year 2015 compared to a positive €2 million for the full year 2014. This reflects increased cash flows from operating activities from €212 million in 2014 to €511 million in 2015 partially offset by an increase of €151 million in capital expenditures which grew from €199 million in 2014 to €350 million in 2015. Cash flows from operating activities benefited from a substantial reduction in accounts receivables, of which €335 million was contributed by non-recourse sales of receivables.

Net debt at December 31, 2015 was €1,703 million, an increase from €222 million as of December 31, 2014, mainly due to the acquisition of Wise Metals. Our cash position at the end of 2015 was €472 million.

As of December 31, 2015, liquidity was €733 million, comprised of €472 million of cash and cash equivalents, €50 million available under our factoring facilities, €56 million available under our Asset Based Lending facilities, and €155 million available under revolving credit facilities. We expect to launch a new secured corporate bond offering of approximately $400 million, subject to all necessary approvals and market conditions.

y	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, the possibility that Constellium joint venture expansion with UACJ may have terms that differ materially from those currently contemplated, the possibility that a secured bond offering will not ultimately be completed or will be completed on more restrictive terms than expected, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

y	About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2015. Constellium’s earnings materials for the full year and quarter ended December 31, 2015 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended December 31, 2015 (Unaudited)	Three months ended December 31, 2014 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014
Revenue	1,122	936	5,153	3,666
Cost of sales	(1,017)	(828)	(4,703)	(3,183)

Gross profit	105	108	450	483

Selling and administrative expenses	(56)	(50)	(245)	(200)
Research and development expenses	(10)	(11)	(35)	(38)
Restructuring costs	(2)	(5)	(8)	(12)
Impairment	(435)	—	(457)	—
Other gains / (losses) - net	(20)	(52)	(131)	(83)

(Loss) / income from operations	(418)	(10)	(426)	150

Other expenses	—	1	—	—

Finance income	18	9	71	30
Finance costs	(54)	(21)	(226)	(88)

Finance costs - net	(36)	(12)	(155)	(58)

Share of loss of joint-ventures	(1)	(1)	(3)	(1)

(Loss) / income before income tax	(455)	(22)	(584)	91

Income tax benefit / (expense)	26	6	32	(37)

Net (loss) / income for the period	(429)	(16)	(552)	54

Net (loss) / income attributable to:
Equity holders of Constellium	(430)	(17)	(554)	51
Non-controlling interests	1	1	2	3

Net (loss) / income	(429)	(16)	(552)	54

EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY

(in Euros per share)	Three months ended December 31, 2015 (Unaudited)	Three months ended December 31, 2014 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014
Basic	(4.07)	(0.17)	(5.27)	0.48
Diluted	(4.07)	(0.17)	(5.27)	0.48

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended December 31, 2015 (Unaudited)	Three months ended December 31, 2014 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014
Net (loss) / income	(429)	(16)	(552)	54

Other Comprehensive Income / (loss)
Items that will not be reclassified subsequently to consolidated income statement
Remeasurement on post-employment benefit obligations	—	(69)	(7)	(137)
Deferred tax on remeasurement on post-employment benefit obligations	25	1	20	14
Cash flow hedges	—	9	(9)	9
Deferred tax on cash flow hedges	—	(3)	3	(3)
Items that may be reclassified subsequently to the consolidated income statement
Currency translation differences	11	(2)	34	(13)

Other comprehensive income / (loss)	36	(64)	41	(130)

Total comprehensive loss	(393)	(80)	(511)	(76)

Attributable to:
Equity holders of Constellium	(394)	(82)	(513)	(80)
Non-controlling interests	1	2	2	4

Total comprehensive loss	(393)	(80)	(511)	(76)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At December 31, 2015	At December 31, 2014
Assets
Non-current assets
Goodwill	443	11
Intangible assets	78	17
Property, plant and equipment	1,255	633
Investment accounted for under equity method	30	21
Deferred income tax assets	270	192
Trade receivables and other	53	48
Other financial assets	37	33

	2,166	955

Current assets
Inventories	542	436
Trade receivables and other	365	573
Other financial assets	70	57
Cash and cash equivalents	472	991

	1,449	2,057

Assets classified as held for sale	13	—

Total assets	3,628	3,012

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(715)	(207)

Equity attributable to owners of the Company	(551)	(43)
Non-controlling interests	11	6

Total Equity	(540)	(37)

Liabilities
Non-current liabilities
Borrowings	2,064	1,205
Trade payables and other	54	31
Deferred income tax liabilities	10	—
Pension and other post-employment benefit obligations	701	657
Other financial liabilities	14	40
Provisions	119	61

	2,962	1,994

Current liabilities
Borrowings	169	47
Trade payables and other	867	877
Income taxes payable	6	11
Other financial liabilities	107	71
Provisions	44	49

	1,193	1,055

Liabilities classified as held for sale	13	—

Total liabilities	4,168	3,049

Total equity and liabilities	3,628	3,012

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
As at January 1, 2013	—	98	(86)	(14)	1	(40)	(41)	4	(37)

Net income	—	—	—	—	—	98	98	2	100
Other comprehensive income	—	—	63	—	—	—	63	—	63

Total comprehensive income	—	—	63	—	—	98	161	2	163

Transactions with Equity Holders
Share premium distribution	—	(98)	—	—	—	(5)	(103)	—	(103)
MEP shares changes	—	—	—	—	(1)	—	(1)	—	(1)
Share equity plan	—	—	—	—	1	—	1	—	1
Prorata share issuance	2	—	—	—	—	(2)	—	—	—
Interim dividend distribution	—	—	—	—	—	(147)	(147)	—	(147)
IPO primary offering	—	154	—	—	—	—	154	—	154
IPO over-allotment	—	25	—	—	—	—	25	—	25
IPO fees	—	(17)	—	—	—	—	(17)	—	(17)
Transactions with non-controlling interests	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2013	2	162	(23)	(14)	1	(96)	32	4	36

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
As at January 1, 2014	2	162	(23)	—	(14)	1	(96)	32	4	36

Net income	—	—	—	—	—	—	51	51	3	54
Other comprehensive loss	—	—	(123)	6	(14)	—	—	(131)	1	(130)

Total comprehensive loss	—	—	(123)	6	(14)	—	51	(80)	4	(76)

Transactions with Equity holders
Share equity plan	—	—	—			4	—	4	—	4
MEP shares changes	—	—	—	—	—	1	—	1	—	1
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

As at December 31, 2014	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
As at January 1, 2015	2	162	(146)	6	(28)	6	(45)	(43)	6	(37)

Net loss	—	—	—	—	—	—	(554)	(554)	2	(552)
Other comprehensive loss	—	—	13	(6)	34	—	—	41	—	41

Total comprehensive income / (loss)	—	—	13	(6)	34	—	(554)	(513)	2	(511)

Transactions with Equity holders
Share equity plan	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	3	3

As at December 31, 2015	2	162	(133)	—	6	11	(599)	(551)	11	(540)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended December 31, 2015 (Unaudited)	Three months ended December 31, 2014 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014
Cash flows from operating activities
Net (loss) / income from continuing operations	(429)	(16)	(552)	54
Adjustments for:
Income tax (benefit) / expense	(26)	(6)	(32)	37
Finance costs - net	36	12	155	58
Depreciation and amortization	41	17	140	49
Restructuring costs and other provisions	2		2	6
Impairment	435	9	457	—
Defined benefit pension costs	11	10	48	29
Unrealized (gains) / losses on derivatives net and from remeasurement of monetary assets and liabilities - net	(8)	24	23	52
Losses on disposal and assets classified as held for sale	(2)	—	5	5
Share of loss of joint-ventures	1	—	3	—
Other	1	1	5	5
Changes in working capital:
Inventories	21	(17)	149	(95)
Trade receivables	250	48	343	(48)
Margin calls	—	—	1	11
Trade payables	(48)	69	(161)	170
Other working capital	(5)	(30)	4	(33)
Changes in other operating assets and liabilities:
Provisions – pay out	(10)	(2)	(20)	(12)
Income tax paid	—	(17)	(9)	(27)
Pension liabilities and other post-employment benefit obligations payment	(12)	(12)	(50)	(49)

Net cash flows from operating activities	267	90	511	212

Cash flows used in investing activities
Issuance of shares of joint venture	—	(19)	(9)	(19)
Purchases of property, plant and equipment	(102)	(72)	(350)	(199)
Acquisition of subsidiaries net of cash acquired	—	—	(348)	—
Proceeds from disposals, including joint-venture	—	—	4	(2)
Proceeds from finance lease	1	2	6	6
Other investing activities	(10)	4	(25)	(2)

Net cash flows used in investing activities	(111)	(85)	(722)	(216)

Cash flows from / (used in) financing activities
Withholding tax reimbursed	—	20	—	20
Interests paid	(54)	(21)	(143)	(39)
Proceeds received from term loan and Senior Notes	—	566	—	1,153
Repayment of Term Loan	—	—	—	(331)
Proceed / (Repayment) of U.S. revolving Credit Facility and other loans	14	3	(211)	13
Payment of deferred financing costs	(1)	(12)	(2)	(27)
Transactions with non-controlling interests	1	—	3	(2)
Other financing activities	30	(4)	45	(34)

Net cash flows (used in) / from financing activities	(10)	552	(308)	753

Net increase / (decrease) in cash and cash equivalents	146	557	(519)	749
Cash and cash equivalents - beginning of period	332	429	991	236
Effect of exchange rate changes on cash and cash equivalents	(2)	5	4	6

Cash and cash equivalents - end of period	476	991	476	991

Less: Cash and cash equivalents classified as held for sale	(4)	—	(4)	—

Cash and cash equivalents as reported in the Statement of financial position	472	991	472	991

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2015 (Unaudited)	Three months ended December 31, 2014 (Unaudited)	Year ended December 31, 2015	Year ended December 31, 2014
A&T	26	18	103	91
P&ARP	37	22	183	118
AS&I	18	16	80	73
Holdings and Corporate	(5)	(5)	(23)	(7)

Total	76	51	343	275

REVENUE AND SHIPMENTS BY PRODUCT LINE

(in k metric tons)	Year ended December 31, 2015	Year ended December 31, 2014
Aerospace rolled products	116	108
Transportation, industry, and other rolled products	115	130
Packaging rolled products	880	494
Automotive rolled products	88	76
Specialty and other thin-rolled products	67	50
Automotive extruded products	97	89
Other extruded products	115	119
Other	—	(4)

Total shipments	1,478	1,062

(in millions of Euros)
Aerospace rolled products	861	667
Transportation, industry, and other rolled products	487	525
Packaging rolled products	2,205	1,160
Automotive rolled products	275	225
Specialty and other thin-rolled products	262	183
Automotive extruded products	544	413
Other extruded products	490	462
Other	29	31

Total revenue	5,153	3,666

NON-GAAP MEASURES RECONCILIATIONS

Reconciliation of net (loss) / income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
Net (loss) / income	(429)	(16)	(552)	54
Income tax (benefit) / expense	(26)	(6)	(32)	37
(Loss) / income before income tax	(455)	(22)	(584)	91
Finance costs – net	36	12	155	58
Other expenses	—	(1)	—	—
Share of loss of joint-ventures	1	1	3	1
(Loss) / income from operations	(418)	(10)	(426)	150
Depreciation and amortization	41	17	140	49
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	—	—	3	(1)
Unrealized (gains) / losses on derivatives	(8)	24	20	53
(Gains) / losses on disposal and assets classified as held for sale	(2)	1	5	5
Impairment	435	—	457	—
Restructuring costs	2	5	8	12
Start-up and development costs	2	5	21	11
Wise acquisition and integration costs	3	32	14	34
Wise one-time costs related to the acquisition	—	—	38	—
Losses / (Gains) on Ravenswood OPEB plan amendments	1	—	5	(9)
Manufacturing system and process transformation costs	5	—	11	1
Swiss pension plan settlements	—	(6)	—	(6)
Income tax contractual reimbursements	—	(8)	—	(8)
Metal price lag	12	(11)	34	(27)
Share Equity Plans	2	—	7	4
Other	1	2	6	7

Adjusted EBITDA	76	51	343	275

Reconciliation of cash flow from operating activities to Adjusted free cash flow (a non-GAAP measure)

(in millions of Euros)	Three months ended Dec 31, 2015	Three months ended Dec 31, 2014	Year ended Dec 31, 2015	Year ended Dec 31, 2014
Cash flow from operating activities	267	90	511	212
Margin calls included in cash flow from operating activities	—	—	(1)	(11)
Cash flow from operating activities excluding margin calls	267	90	510	201
Capital expenditure	(102)	(72)	(350)	(199)

Adjusted free cash flow	165	18	160	2

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	December 31, 2015	December 31, 2014
Borrowings	2,233	1,252
Fair value of cross currency interest swap	(47)	(29)
Cash and cash equivalents	(472)	(991)
Restricted cash	(11)	(10)

Net debt	1,703	222

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting adjustment, standalone costs, exceptional employee bonuses in relation to cost saving implementation and targets, start-up and development costs, acquisition costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.